UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549                                                                 SEC FILE NUMBER

333-141-521
CUSIP NUMBER
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR

☐	Form N-CSR

For Period Ended:

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I - REGISTRANT INFORMATION

City Language Exchange, Inc
Full Name of Registrant

Former Name if Applicable

2114 Robie Street, Unit 1
Address of Principal Executive Office (Street and Number)

Halifax, Nova Scotia, Canada B3K 4M4
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should not be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The issuer sent the Form 10-Q to its auditor on the due date of the filing and the auditor did not have sufficient time to review the Form 10-Q prior to filing.
(Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jonny White	(902)	478-5065
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐     No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

City Language Exchange, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2007	By /s/ Jonny White
Jonny White

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.